SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

                              SEC File No. 0-26447

      Report of Foreign Private Issuer Pursuant to Rules 13a-16 and 15d-16
                   under the Securities Exchange Act of 1934


For the month of June, 1999.

                       LEADER MINING INTERNATIONAL, INC.
                (Translation of registrant's name into English)

         400 - Fifth Avenue, SW., Suite #810, Calgary, Alberta T2P 0L6
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F   X                 Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes   X                       No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-2467

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                                         LEADER MINING INTERNATIONAL INC.
                                           INTERIM FINANCIAL STATEMENTS

                                         THREE MONTHS ENDED JUNE 30, 1999

                                            CONSOLIDATED BALANCE SHEET

                                                                                          AS AT                AS AT
ASSETS                                                                              JUNE 30, 99          MAR. 31, 99
------                                                                              -----------          -----------

CURRENT ASSETS
       Cash                                                                            $ 56,438            $ 456,425
       Accounts Receivable                                                                3,214                3,214
       Marketable securities - at market                                                      0               22,942
       Goods & Services Tax Receivable                                                   12,435               34,642
       Deposits and Prepaid Expense                                                     263,108              179,773
                                                                                       --------              -------
                                                                                        335,195              696,996

CAPITAL ASSETS                                                                           32,579               32,579
DEFERRED EXPLORATION EXPENDITURES, NET OF WRITE DOWN                                  8,234,724            8,100,426
                                                                                     ----------            ---------

                                                                                     $8,602,498           $8,830,001
                                                                                    ===========           ==========

LIABILITIES

CURRENT LIABILITIES

       Accounts Payable and Accrued Liabilities                                         139,160              277,590

DUE TO RELATED PARTIES                                                                  100,546               22,800
                                                                                        --------              ------

                                                                                        239,706              300,390
                                                                                        --------             -------
SHAREHOLDERS' EQUITY

CAPITAL STOCK                                                                        20,349,690           20,346,416
DEFICIT                                                                             (11,986,898)         (11,816,805)
                                                                                    ------------         ------------
                                                                                      8,362,792            8,529,611
                                                                                     ----------           ---------
                                                                                     $8,602,498           $8,830,001
                                                                                     ===========          ==========
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                                         LEADER MINING INTERNATIONAL INC.
                                           INTERIM FINANCIAL STATEMENTS

                                         THREE MONTHS ENDED JUNE 30, 1999

                         CONSOLIDATED STATEMENT OF DEFERRED EXPLORATION EXPENDITURES


                                                                                           1999                 1998
                                                                                           ----                 ----
REVENUE

       INTEREST                                                                         $ 3,572             $ 15,934
                                                                                        -------             --------

EXPENSES

       Write-down of Deferred Exploration Expenditures                                        0                    0
       General & Administrative Expense                                                 173,666              300,660
                                                                                        -------              -------

NET LOSS FOR THE YEAR                                                                  (170,094)            (284,726)
                                                                                       ---------            ---------

DEFICIT, BEGINNING OF PERIOD                                                        (11,816,805)          (8,969,658)
                                                                                    ------------          -----------

DEFICIT, END OF PERIOD                                                             ($11,986,898)         ($9,254,384)
                                                                                   =============         ============




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
                                         LEADER MINING INTERNATIONAL INC.
                                           INTERIM FINANCIAL STATEMENTS

                                         THREE MONTHS ENDED JUNE 30, 1999

                             CONSOLIDATED STATEMENT OF DEFERRED EXPLORATION EXPENDITURES
                                                                                           1999                 1998
                                                                                           ----                 ----
EXPENDITURES CAPITALIZED IN THE YEAR

       Mining claims and Geological                                                         $ 0                  $ 0
       Exploration Costs                                                                134,296              242,878
       General and Administrative                                                             0                    0
                                                                                              -                    -
                                                                                        134,296              242,878

BALANCE, BEGINNING OF PERIOD                                                          8,100,428            8,957,968

LESS: EXPLORATION COSTS WRITTEN OFF                                                           0                    0
                                                                                              -                    -

BALANCE, END OF PERIOD                                                               $8,234,724           $9,200,846
                                                                                     ==========           ==========


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                                         LEADER MINING INTERNATIONAL INC.
                                           INTERIM FINANCIAL STATEMENTS

                                         THREE MONTHS ENDED JUNE 30, 1999

                            CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
                                                                                           1999                 1998
                                                                                           ----                 ----
OPERATING ACTIVITIES

       Net loss for the year                                                        ($ 170,094)          ($ 284,726)
       Change in non-cash working capital balances                                    (176,618)            (774,727)
                                                                                      ---------            ---------

                                                                                      (346,711)          (1,059,453)

FINANCING

       Issuance of Common Shares                                                          3,275                    0
       Proceeds from Sale of Capital Assets                                                   0                    0
       Advances from Shareholders and Directors                                          77,746                1,415
       Repayments to Shareholders and Directors                                               0                    0
                                                                                              -                    -
                                                                                         81,021                1,415
                                                                                       --------            ---------

INVESTING


       Mineral Properties and Deferred Exploration                                      134,296              242,878
       Purchase of Capital Assets                                                             0                1,450
                                                                                              -                -----
                                                                                        134,296              244,328
                                                                                        -------              -------

INCREASE (DECREASE) IN CASH                                                            (399,987)          (1,302,366)

BANK BALANCE (OVERDRAFT), BEGINNING OF PERIOD                                           456,424            2,724,318
                                                                                        -------            ---------
CASH, END OF PERIOD                                                                    $ 56,438          $ 1,421,952
                                                                                       ========          ===========
CASH & SHORT-TERM DEPOSITS ARE COMPRISED OF:


       CASH                                                                              28,538              321,952

       SHORT-TERM DEPOSITS                                                               27,900            1,100,000
                                                                                         ------            ---------

                                                                                       $ 56,438          $ 1,421,952
                                                                                       ========          ===========
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Leader Mining International, Inc.

July 17, 2000                                by:/s/Jasi Nikhanj
                                                  Jasi Nikhanj, President